SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Open Text Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

683715106

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

CUSIP No. 683715106

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Helix Investments (Canada) Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,948,171
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 1,948,171
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,948,171
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 10.1%
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 683715106

Item 1 (a)	Name of Issuer:
Open Text Corporation
Item 1 (b)	Address of Issuer's Principal Executive Offices:
185 Columbia Street West, Waterloo, Ontario N2L 5Z5
Item 2 (a)	Name of Person Filing: Helix Investments (Canada) Inc.
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
20 Great George Street, Charlottetown, Prince Edward Island C1A 7L1
Item 2 (c)	Citizenship: Canada
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
683715106
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP No. 683715106

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
1,948,171 common shares

Mr. Richard C. Black is a director of the Issuer and an officer of Helix Investments (Canada) Inc. Mr. Black disclaims beneficial ownership of the Issuer's shares held by Helix Investments (Canada) Inc.

Mr. Stephen J. Sadler is a director of the Issuer and a director and Chairman of the board of directors of Helix Investments (Canada) Inc. Mr. Sadler disclaims beneficial ownership of the Issuer's shares held by Helix Investments (Canada) Inc.
(b)	Percent of Class:
10.1%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
1,948,171
(ii)	Shared power to vote or to direct the vote
0 common shares
(iii)	Sole power to dispose or to direct the disposition of
1,948,171
(iv)	Shared power to dispose or to direct the disposition of
0 common shares
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 683715106

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003
/s/ May Anis By: May Anis Title: Secretary/Treasurer